

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2010

Mr. Samuel Pilch
Controller
THE ALLSTATE CORPORATION
2775 Sanders Road
Northbrook, IL 60062

Re: THE ALLSTATE CORPORATION
     From 10-K for the Period Ended December 31, 2009
     Filed February 25, 2010
     File No. 001-11840

Dear Mr. Pilch:

We have completed our review of the above filing and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief